Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations in the First Quarter of 2023

Singapore/Shanghai, China, April 25, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the first quarter (“Q1 2023”) ended March 31, 2023.

Business update

For our Legacy-Huazhu business, our RevPAR in Q1 2023 recovered to 118% of the 2019 level. Breaking down into monthly numbers, our RevPAR in January, February and March 2023 recovered to 96%, 140% and 120% of the 2019 levels, respectively. The strong recovery was primarily due to the pent-up demand in Q1 2023, and largely driven by ADR growth. During the quarter, a large part of our hotel closures were carried over from last year due to the impact of COVID-19. In line with our ‘Sustainable High Quality Growth’ strategy, we also conducted a round of thorough review of our existing pipeline and eliminated lower-quality pipeline hotels. This resulted in a quarter-over-quarter decline in the number of unopened hotels in pipeline. Our new hotel signings gained momentum quickly, reaching over 670 new hotels during the quarter, in tandem with the market recovery.

Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”) continued with promising business recovery. Q1 2023 Blended RevPAR recovered to 94% of the 2019 levels mainly driven by ADR recovery.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2023	Closed(2) in Q1 2023	Net added in Q1 2023	As of March 31, 2023	As of March 31, 2023
Leased and owned hotels	2	(5)	(3)	620	88,416
Manachised and franchised hotels	260	(204)	56	7,844	705,511
Total	262	(209)	53	8,464	793,927

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2023, we temporarily closed 7 hotels for brand upgrade and business model change purposes.

	As of March 31, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,880	903
Leased and owned hotels	348	1
Manachised and franchised hotels	4,532	902
Midscale and upscale hotels	3,584	1,401
Leased and owned hotels	272	12
Manachised and franchised hotels	3,312	1,389
Total	8,464	2,304

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2022	2022	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	263	279	337	28.4%
Manachised and franchised hotels	218	236	269	23.4%
Blended	224	240	277	23.9%
Occupancy Rate (as a percentage)
Leased and owned hotels	56.7%	63.1%	76.3%	+19.6 p.p.
Manachised and franchised hotels	59.6%	66.6%	75.5%	+16.0 p.p.
Blended	59.2%	66.2%	75.6%	+16.4 p.p.
RevPAR (in RMB)
Leased and owned hotels	149	176	257	72.9%
Manachised and franchised hotels	130	157	203	56.4%
Blended	132	159	210	58.3%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	258	337	30.8%
Manachised and franchised hotels	211	269	27.4%
Blended	221	277	25.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	83.6%	76.3%	-7.3p.p.
Manachised and franchised hotels	79.8%	75.5%	-4.3p.p.
Blended	80.6%	75.6%	-5.0p.p.
RevPAR (in RMB)
Leased and owned hotels	216	257	19.4%
Manachised and franchised hotels	169	203	20.5%
Blended	178	210	17.6%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,427	3,427	111	160	44.6%	171	208	21.3%	64.7%	77.1%	+12.4
Leased and owned hotels	332	332	116	190	63.2%	188	241	28.5%	62.0%	78.7%	+16.7
Manachised and franchised hotels	3,095	3,095	110	155	41.4%	168	202	19.8%	65.2%	76.9%	+11.7
Midscale and upscale hotels	2,433	2,433	167	263	57.1%	292	344	18.0%	57.3%	76.3%	+19.0
Leased and owned hotels	250	250	187	319	71.1%	355	426	20.2%	52.7%	75.0%	+22.3
Manachised and franchised hotels	2,183	2,183	164	253	54.4%	282	330	17.3%	58.1%	76.5%	+18.4
Total	5,860	5,860	138	210	51.8%	227	274	20.8%	61.1%	76.7%	+15.7

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2023	Closed in Q1 2023	Net added in Q1 2023	As of March 31, 2023(4)	As of March 31, 2023	As of March 31, 2023
Leased hotels	1	(2)	(1)	80	15,497	25
Manachised and franchised hotels	1	(4)	(3)	48	10,675	10
Total	2	(6)	(4)	128	26,172	35

(3)	Legacy-DH refers to DH.
(4)	As of March 31, 2023, a total of 2 hotels were temporarily closed. 1 hotel was closed due to flood damage, and 1 hotel was closed due to repair work.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2022	2022	2023	change
Average daily room rate (in EUR)
Leased hotels	90	114	108	19.9%
Manachised and franchised hotels	85	134	97	13.9%
Blended	88	122	104	17.7%
Occupancy rate (as a percentage)
Leased hotels	34.1%	60.0%	53.0%	+18.9 p.p.
Manachised and franchised hotels	44.0%	58.3%	54.1%	+10.2 p.p.
Blended	38.0%	59.3%	53.5%	+15.5 p.p.
RevPAR (in EUR)
Leased hotels	31	68	57	86.2%
Manachised and franchised hotels	38	78	53	40.1%
Blended	33	72	55	65.8%

Hotel Portfolio by Brand

	As of March 31, 2023
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,896	387,694	916
HanTing Hotel	3,285	291,489	596
Hi Inn	445	23,193	129
Ni Hao Hotel	184	13,553	153
Elan Hotel	747	35,255	1
Ibis Hotel	219	22,308	24
Zleep Hotels	16	1,896	13
Midscale hotels	2,956	322,093	1,103
Ibis Styles Hotel	87	9,114	34
Starway Hotel	563	47,691	206
JI Hotel	1,758	206,410	639
Orange Hotel	548	58,878	224
Upper midscale hotels	590	84,317	250
CitiGO Hotel	34	5,337	5
Crystal Orange Hotel	164	21,239	60
Manxin Hotel	114	10,903	57
Madison Hotel	56	7,369	41
Mercure Hotel	139	22,532	47
Novotel Hotel	19	4,734	12
IntercityHotel(5)	56	10,742	23
MAXX (6)	8	1,461	5
Upscale hotels	126	20,494	59
Jaz in the City	3	587	1
Joya Hotel	8	1,368	-
Blossom House	53	2,470	46
Grand Mercure Hotel	8	1,674	4
Steigenberger Hotels & Resorts(7)	54	14,395	8
Luxury hotels	15	2,318	5
Steigenberger Icon(8)	9	1,847	1
Song Hotels	6	471	4
Others	9	3,183	6
Other hotels(9)	9	3,183	6
Total	8,592	820,099	2,339

(5)	As of March 31, 2023, 5 operational hotels and 10 pipeline hotels of IntercityHotel were in China.

(6)	As of March 31, 2023, 3 operational hotels and 5 pipeline hotels of MAXX were in China.

(7)	As of March 31, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of March 31, 2023, 3 operational hotels of Steigenberger Icon were in China.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2023, H World operated 8,592 hotels with 820,099 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2023, H World operates 13 percent of its hotel rooms under lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.